Exhibit (a)(5)(D)

CIM Commercial Trust Corporation (“The Company”)

Notice under section 20(b) of the Securities Regulations (Procurement Proposal), 5761-2000 (“the Regulations”) and the Securities Regulations (Publication of advertisements in the Press), 5768-2008 regarding publication of An amendment to a regular procurement proposal specification

Further to the regular procurement proposal specification (the” Specification”), by which the Company proposes to purchase up to 2,693,580 shares of Series L  Preferred Stock of the Company (the “Shares”) from the holders by way of a regular procurement proposal, as published by the Company on 22 October 2019, it is hereby announced that on 5 November 2019 the Company published an amendment to the Specification (the “Amendment to the Specification”).

According to the Amendment to the Specification, no changes have been made to the last date for issuance of acceptance notifications, which remains 20 November 2019 at 16:00 and/or to the price in which the Shares are offered for purchase, which remains US$ 29.12 per share, as shall be paid in ILS as stipulated in the Specification.

According to the regulations and the Specification, under certain conditions the Company shall be entitled to revise the Specification and/or delay the last acceptance date and/or cancel the proposal under the Specification, by way of a notification to be published as provided in the regulations.

The Amendment to the Specification (written in English), published by the Company on 5 November 2019 (reference number[   ]2019-01-), can be viewed on the Securities Authority distribution sites at the following address: www.magna.isa.gov.il and on the Tel Aviv Stock Exchange Website at: www.tase.co.il.

CIM Commercial Trust Corporation